UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CAPSTONE TURBINE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	95-4180883
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

16640 Stagg Street, Van Nuys, California	91406
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	NASDAQ

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.              Description of Registrant’s Securities to be Registered.

On May 6, 2019, the Board of Directors (the “Board”) of Capstone Turbine Corporation, a Delaware corporation (the “Company”), declared a dividend of one right (a “New Right”) for each of the Company’s issued and outstanding shares of common stock, $0.001 par value per share (“Common Stock”). The dividend will be paid to the stockholders of record at the close of business on May 16, 2019 (the “Record Date”). Each New Right entitles the registered holder, subject to the terms of the NOL Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of the Company’s Series B Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $5.22 (the “Exercise Price”), subject to certain adjustments. The description and terms of the New Rights are set forth in the Rights Agreement dated as of May 6, 2019 (the “NOL Rights Agreement”) between the Company and Broadridge Financial Solutions, Inc., as Rights Agent (the “Rights Agent”).

The NOL Rights Agreement replaces the Company’s Rights Agreement, dated May 6, 2016, by and between the Company and Broadridge Financial Solutions, Inc., as successor-in-interest to Computershare Inc., as rights agent (the “Original Rights Agreement”).  The Original Rights Agreement, and the rights thereunder to purchase fractional shares of Preferred Stock, expired at 5:00 p.m., New York City time, on May 6, 2019 and the NOL Rights Agreement was entered into immediately thereafter.

The purpose of the NOL Rights Agreement is to diminish the risk that the Company’s ability to use its net operating losses and certain other tax assets (collectively, “Tax Benefits”) to reduce potential future federal income tax obligations would become subject to limitations by reason of the Company’s experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Code”). A company generally experiences such an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Tax Code, increases by more than 50 percentage points over a rolling three-year period. The NOL Rights Agreement is designed to reduce the likelihood that the Company will experience an ownership change under Section 382 of the Tax Code by (i) discouraging any person or group from becoming a 4.9% shareholder and (ii) discouraging any existing 4.9% shareholder from acquiring additional shares of the Company’s stock.

The New Rights will not be exercisable until the earlier to occur of (i) the close of business on the tenth business day after a public announcement or filing that a person has, or group of affiliated or associated persons have, become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons who, at any time after the date of the NOL Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of the Company’s outstanding shares of Common Stock, subject to certain exceptions or (ii) the close of business on the tenth business day after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

With respect to certificates representing shares of Common Stock outstanding as of the Record Date, until the Distribution Date, the New Rights will be evidenced by such certificates for shares of Common Stock registered in the names of the holders thereof, and not by separate Rights Certificates, as described further below. With respect to book entry shares of Common Stock outstanding as of the Record Date, until the Distribution Date, the New Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock. Until the earlier of the Distribution Date and the Expiration Date, as described below, the transfer of any shares of Common Stock outstanding on the Record Date will also constitute the transfer of the New Rights associated with such shares of Common Stock. As soon as practicable after the Distribution Date, separate certificates evidencing the New Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such Right Certificates alone will evidence the New Rights.

The New Rights, which are not exercisable until the Distribution Date, will expire prior to the earliest of (i) May 6, 2022 or such later day as may be established by the Board prior to the expiration of the New Rights, provided that the extension is submitted to the Company’s stockholders for ratification at the next annual meeting of stockholders of the Company succeeding such extension; (ii) the time at which the New Rights are redeemed pursuant to the NOL Rights Agreement; (iii) the time at which the New Rights are exchanged pursuant to the NOL Rights Agreement; (iv) the time at which the New Rights are terminated upon the occurrence of certain transactions; (v) the close of business on the first day after the Company’s 2019 annual meeting of stockholders, if approval by the stockholders of the Company of the NOL Rights Agreement has not been obtained on or prior to the close of business on the first day after the Company’s 2019 annual meeting of stockholders; (vi) the close of business on the effective date of the repeal of Section 382 of the Tax Code, if the Board determines that the NOL Rights Agreement is no longer necessary or desirable for the preservation of Tax Benefits; and (vii) the close of business on the first day of a taxable year of the Company to which the Board determines that no Tax Benefits are available to be carried forward, (the earliest of (i), (ii), (iii), (iv), (v), (vi) and (vii) is referred to as the “Expiration Date”).

Each share of Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) an amount equal to 1,000 times the aggregate quarterly dividend declared per share of Common Stock since the immediately preceding quarterly dividend payment date for the Common Stock (or, with respect to the first quarterly dividend payment on the Common Stock, since the first issuance of the Preferred Stock). Each share of Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock.

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the New Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding New Rights and the number of one one-thousandths of a Preferred Stock issuable upon exercise of each New Right are also subject to adjustment in the event of a stock split, reverse stock split, stock dividends and other similar transactions.

In the event that, after a person or a group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, or 50% or more of the Company’s assets or earning power are sold, proper provision will be made so that each holder of a New Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the New Right, that number of shares of common stock of the acquiring company having a market value at the time of that transaction equal to two times the Exercise Price.

With certain exceptions, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the trading day immediately prior to the date of exercise.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition of beneficial ownership by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board, at its option, may exchange each New Right (other than New Rights owned by such person or group of affiliated or associated persons which will have become void), in whole or in part, at an exchange ratio of two shares of Common Stock per outstanding New Right (subject to adjustment).

At any time before any person or group of affiliated or associated persons becomes an Acquiring Person, the Board may redeem the New Rights in whole, but not in part, at a price of $0.001 per New Right (subject to certain adjustments) (the “Redemption Price”). The redemption of the New Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.

Immediately upon the action of the Board electing to redeem or exchange the New Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the New Rights will terminate and the only right of the holders of New Rights will be to receive the Redemption Price.

Until a New Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Board may amend or supplement the NOL Rights Agreement without the approval of any holders of New Rights, including, without limitation, in order to (a) cure any ambiguity, (b) correct inconsistent provisions, (c) alter time period provisions or (d) make additional changes to the NOL Rights Agreement that the Board deems necessary or desirable. However, from and after any person or group of affiliated or associated persons becomes an Acquiring Person, the NOL Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of New Rights.

The NOL Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the NOL Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.

Item 2.                                 Exhibits.

Exhibit Number	Description
3.1

Certificate of Designations of Series B Junior Participating Preferred Stock of Capstone Turbine Corporation (incorporated by reference to Exhibit 3.2 of Capstone Turbine Corporation’s Current Report on Form 8-K dated May 9, 2016).

4.1

Rights Agreement dated as of May 6, 2019 between Capstone Turbine Corporation, as the Company, and Broadridge Financial Solutions, Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 of Capstone Turbine Corporation’s Current Report on Form 8-K dated May 6, 2019).

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CAPSTONE TURBINE CORPORATION

DATE:	May 6, 2019	By:	/s/ Jayme L. Brooks
Name: Jayme L. Brooks
Title: Executive Vice President & Chief Financial Officer
(Principal Financial Officer)